Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

newgold

FOR THE THREE MONTHS ENDED MARCH 31, 2012

GROWING NEW GOLD

Management’s Discussion and Analysis
For the three months ended March 31, 2012
New Gold Inc.

TABLE OF CONTENTS

1	EXECUTIVE SUMMARY
2	FINANCIAL AND OPERATING HIGHLIGHTS
2	Financial highlights
3	Operating highlights
4	Development and exploration highlights
4	Corporate developments
5	OUTLOOK FOR 2012
7	KEY PERFORMANCE DRIVERS AND MARKET REVIEW
7	Key performance drivers
8	Economic outlook
9	CORPORATE RESPONSIBILITY
10	FINANCIAL AND OPERATING RESULTS
10	Summary of quarterly financial results
13	Review of operating mines
17	DEVELOPMENT AND EXPLORATION REVIEW
19	MINERAL RESERVES AND RESOURCES UPDATE
20	FINANCIAL CONDITION REVIEW
20	Balance sheet review
22	Liquidity and cash flow
23	Commitments
23	Contingencies
24	Contractual obligations
24	Related party transactions
24	Off-balance sheet arrangements
24	Subsequent events
25	Outstanding shares
25	NON-GAAP FINANCIAL PERFORMANCE MEASURES
27	ENTERPRISE RISK MANAGEMENT
27	General risks
28	Financial risk management
32	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES
32	CONTROLS AND PROCEDURES
33	CAUTIONARY NOTES

Management’s Discussion and Analysis

For the quarter ended March 31, 2012

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”) and including its predecessor entities. This MD&A should be read in conjunction with New Gold’s unaudited consolidated financial statements for the quarters ended March 31, 2012 and 2011 and related notes which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risk factors set out in a cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars and tabular amounts are in thousands, unless otherwise noted. This MD&A has been prepared as at May 2, 2012. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

EXECUTIVE SUMMARY

New Gold is an intermediate gold producer with operating mines in the United States, Mexico and Australia and development projects in Canada and Chile. With a strong financial position and an experienced management team and Board of Directors, the Company has a solid platform to continue to execute New Gold’s growth strategy. During the first quarter of 2012, the Mesquite Mine in the United States (“Mesquite”), the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”) and Peak Gold Mines in Australia (“Peak Gold Mines”) combined to produce 99,274 ounces of gold. Development at the New Afton Project in Canada (“New Afton”) continued to progress with multiple development milestones being met in the first quarter. New Afton remains on track to meet its scheduled June 2012 production start. In addition, New Gold owns 30% of the world-class El Morro Project located in Chile and the exciting Blackwater Project in Canada (“Blackwater”).

New Gold’s production costs remain very competitive when compared to the broader gold mining industry and provide the Company with strong margins. In the first quarter of 2012, New Gold achieved total cash costs1 of $543 per ounce of gold sold and an average realized gold price1 of $1,575 per ounce, resulting in a margin1 per ounce of $1,032 . This compares to a margin per ounce of $965 and $996 in the first and fourth quarters of 2011, respectively. New Gold has been able to maintain its costs well below the industry average as the Company also produces silver and copper as by-product metals, which have historically moved in line with some of the input cost pressures faced by the mining industry.

New Gold continues to build on its successful portfolio which now consists of three operating mines and three development projects, all located in jurisdictions that are generally considered favourable to mining activities. New Gold’s newest asset is the Blackwater Project located in British Columbia, Canada. The Company looks forward to building upon the established gold resource at Blackwater and further exploring its 900 square kilometre land package.

1.
We use certain non-GAAP financial performance measures throughout our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” of this MD&A.

FINANCIAL AND OPERATING HIGHLIGHTS

	As at and for the three months ended March 31
(in thousands of U.S. dollars, except where noted)	2012	2011	2010

Operating Information:
Gold (ounces):
Produced	99,274	107,622	77,215
Sold	93,676	104,211	80,020
Silver (ounces):
Produced	456,584	635,320	206,700
Sold	439,141	585,796	193,506
Copper (thousands of pounds):
Produced	3,683	3,492	3,959
Sold	1,780	3,905	4,055
Average realized price (1):
Gold ($/ounce)	1,575	1,317	1,079
Silver ($/ounce)	32.70	32.62	17.08
Copper ($/pound)	4.14	4.19	3.39
Total cash costs per gold ounce sold (1)(2)(3)	543	352	467
Average realized margin (1) ($/ounce)	1,032	965	612

Financial Information (4):
Revenues	168,755	171,213	101,620
Earnings from mine operations	77,667	80,470	36,771
Net earnings from continuing operations	33,531	24,719	13,042
Net earnings	33,531	24,719	13,347
Adjusted net earnings(1)	44,224	47,897	17,890
Cash generated from operations	66,059	60,998	32,074
Net cash generated from continuing operations	36,701	49,762	22,954
Capital expenditures	116,085	57,182	22,002

Share Data:
Earnings per share from continuing operations:
Basic	0.07	0.06	0.03
Diluted	0.07	0.06	0.03
Adjusted net earnings per basic share (1)	0.10	0.12	0.05
Share price (TSX - Canadian dollars)	9.85	11.41	4.37
Outstanding shares (basic) (millions)	462	401	389

1.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, operating margin, adjusted net earnings and adjusted net earnings per share are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

2.
The calculation of total cash costs per gold ounce sold is net of by-product silver and copper revenues. If silver and copper revenues were treated as co-products, co-product total cash costs for the three months ended March 31, 2012 would be $669 per ounce of gold (2011 - $536), $13.90 per ounce silver (2011 - $13.29); and $2.27 per pound of copper (2011 - $2.31).

3.
The 2010 comparative cash costs per ounce have been adjusted to be consistent with the 2012 and 2011 methodology which capitalizes significant property, plant and equipment components in accordance with IFRS.

4.
The 2011 and 2010 figures are presented for comparative purposes only. Results for 2010 have been restated to comply with IFRS which was adopted January 1, 2010. The 2010 comparatives include results for the Amapari Mine which was presented as a discontinued operation for financial reporting purposes.

FINANCIAL HIGHLIGHTS

•   Revenues were $168.8 million for the first quarter of 2012, consistent with $171.2 million in the same prior year period. Although the average realized price of gold increased from $1,317 to $1,575 per ounce, the increase in revenues from higher realized prices was offset by lower metal sales.  While New Gold mined more ore in the first quarter of 2012, all three operating sites were mining in higher grade cycles in the first quarter of 2011 compared to 2012.

•   Earnings from mine operations was $77.7 million for the first quarter of 2012 compared to $80.5 million in the same prior year period. The decrease in earnings from mine operations is attributed primarily to the lower grade cycle at the operating sites the first quarter of 2012 compared to 2011.

•   Net earnings from continuing operations for the quarter were $33.5 million or $0.07 per basic share, compared to $24.7 million or $0.06 per basic share in the same period in 2011. While earnings from mine operations was relatively consistent, the Company recognized other non-operating losses of $12.1 million in 2012 compared to $24.4 million in 2011. A key contributor to this was the fair value change of share purchase warrants and convertible debt which generated a loss of $4.9 million in 2012 compared to a loss of $24.4 million in the prior year.

•   Adjusted net earnings from continuing operations for the first quarter of 2012 were $44.2 million or $0.10 per basic share, compared to $47.9 million or $0.12 per basic share in the prior year period. When adjusted for other gains and losses, net earnings increased from the prior year.

•   Cash generated from operations, excluding income taxes paid, increased by 8% to $66.1 million from $61.0 million in 2011. The increase in cash flow was caused by more favourable working capital movements in first quarter of 2012 compared to 2011.

•     Net cash generated from operations, including income taxes paid, was $36.7 million for the quarter compared to $49.8 million in 2011. Income taxes paid in the first quarter of 2012 were $29.4 million compared to $11.2 million in the same period in 2011. A key factor contributing to this increase is that a final payment relating to the 2011 tax year of $7.1 million was made in the first quarter of 2012, whereas the similar payment in the prior year was not made until the second quarter of 2011.  Additionally, withholding tax of $4.6 million was paid in relation to repatriation of cash from the Mesquite operations.  This cash tax was not incurred in prior year as similar repatriations were not done in 2011.

•     Cash and cash equivalents totalled $235.7 million at March 31, 2012 compared to $309.4 million at December 31, 2011.

•     Subsequent to quarter-end, New Gold closed a $300 million 7.0% senior notes offering.

OPERATING HIGHLIGHTS

•     Gold production was 99,274 ounces in the first quarter of 2012 compared to 107,622 ounces in the same prior year period.   Production in the first quarter of 2011 represented a generally high grade cycle for the operating mines, whereas 2012 is more reflective of reserve grade.

•     Gold sales were 93,676 ounces during the first quarter of 2012 compared to 104,211 ounces in the same prior year period.  The difference is caused by the lower production levels compared to the first quarter of 2011.

•     Total cash costs per ounce sold, net of by-product sales, were $543 per ounce for the first quarter of 2012 compared to $352 per ounce in the same period in 2011. The by-product volume credit was impacted with respect to both silver and copper sales. Silver sales were lower quarter over quarter due to the grade impact at Cerro San Pedro.  Copper sales were substantially impacted by an inventory build-up at Peak Gold Mines. The Company anticipated this increase in concentrate inventory as the Peak Gold Mines transitioned to a new counterparty as part of a revised offtake agreement entered into early in 2012. The current inventory build-up is expected to reverse itself in future quarters resulting in lower cash costs going forward. Operating costs were also impacted by fluctuations in foreign exchange rates and rising input costs.

•     Average realized margin for the first quarter of 2012 was $1,032 per ounce, up 7% from the prior period average realized margin of $965 per ounce. The average realized price per gold ounce increased from $1,317 in the first quarter of 2011 to $1,575 in the first quarter of 2012.  This increase offset the higher cash cost per ounce sold.

DEVELOPMENT AND EXPLORATION HIGHLIGHTS

•     At the New Afton Project, nine drawbells were completed during the quarter, for a total of 17 drawbells completed to date. Caving is progressing as anticipated. With drawbells being added at a targeted rate of three to four per month and the underground conveyor system now bringing ore to surface, the ore stockpile is expected to steadily grow to approximately 900,000 tonnes, or the equivalent of three months’ production, at the time of the mill start-up in June 2012.

•     New Afton remains on schedule for a June 2012 production start with commercial production beginning in August 2012. The Company met each of its monthly targets for continued drawbell development: increases in the underground mining rate, the build-up of surface ore stockpile and percentage completion of the mill building. Once in full production, the 11,000 tonne per day underground block cave mine, and concentrator is expected to produce an annual estimated average of 85,000 ounces of gold and 75 million pounds of copper at low operating costs.

•     Updated National Instrument 43-101 compliant mineral resource estimate for the Blackwater Project in central British Columbia was announced, reflecting an Indicated gold Resource of 174 million tonnes at an average grade of 0.98 grams per tonne containing 5.5 million ounces of gold at a 0.4 gram per tonne cut-off grade, and an Inferred gold resource of 92 million tonnes at an average grade of 0.78 grams per tonne containing 2.3 million ounces of gold at a 0.4 gram per tonne cut-off grade.

•     At the Blackwater Project, exploration activity continues to accelerate with the completion of 112 holes totalling 44,334 metres in the first three months of the year. In March, New Gold received a Multi-Year Area Based (“MYAB”) exploration permit enabling the Company to expand its drill grid in the Blackwater area. There are currently 10 drills active at site. Four to six additional drills will be added in May which will further increase the drilling rate at Blackwater.

•     At the El Morro Project, New Gold’s 70% partner, Goldcorp Inc. (“Goldcorp”) continued to advance road construction and continued work on detailed engineering, negotiation of power contracts and condemnation drilling to establish optional locations for site infrastructure.

CORPORATE DEVELOPMENTS

An important aspect of New Gold’s business strategy is the pursuit of disciplined growth through mergers and acquisitions. The Company came together through two accretive business combinations in mid-2008 and mid-2009, respectively. Since the middle of 2009, New Gold has been successful in enhancing the value of its portfolio of assets, while also continuously looking for compelling external growth opportunities. The Company’s focus is primarily on adding assets in the jurisdictions where it already has an established presence and where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential, all while ensuring that any potential acquisition is accretive on key metrics. In short, New Gold strives to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position than it is today.

The mid-2011 acquisition of Richfield Ventures Corp. met all of New Gold’s key criteria. The Blackwater Project is located in central British Columbia, Canada, a province that New Gold knows well from the development of its New Afton Project, has a significant and growing gold mineral resource and has the potential to become a flagship property for the Company. Importantly, despite all of these positive characteristics, New Gold was able to complete the acquisition at an attractive price by acting before the broader market became fully aware of the opportunity and thus was able to minimize the dilution to New Gold shareholders. The subsequent acquisitions of Silver Quest Resources Ltd. and Geo Minerals Ltd. were completed in late 2011 and further solidified New Gold’s presence in the emerging Blackwater area.

Acquisition of Auro Properties from Gold Reach Resources Ltd.
On March 22, 2012, New Gold completed the acquisition of Gold Reach Resources' Auro properties for a cash consideration of C$6 million and a 2% net smelter return royalty on the properties. Through the acquisition of the Auro properties, New Gold added 223 square kilometres of land to the southeast of the current Blackwater mineral resource.

The Blackwater Project
Through the acquisitions of Richfield, Silver Quest, Geo Minerals and Gold Reach's Auro properties, New Gold now owns mineral claims covering approximately 900 square kilometres of land in the area surrounding the Blackwater Project which today hosts a gold mineral resource of 5.5 and 2.3 million ounces of Indicated and Inferred Mineral Resources, respectively. Looking ahead to the remainder of 2012, activity at Blackwater should continue rapidly and will include: increased drill programs and additional resource updates, further camp and infrastructure upgrades, the completion of a preliminary economic assessment (“PEA”) and the filing of the project description to initiate the environmental assessment process.

For a detailed discussion on the Blackwater Project, please see the discussion under the “Development and Exploration Review” section of this MD&A.

OUTLOOK FOR 2012

New Gold is pleased to confirm its guidance for 2012 as follows:

2012 PRODUCTION AND COST GUIDANCE

	Gold	Silver	Copper	Total cash costs
	(thousands of ounces)	(thousands of ounces)	(millions of pounds)	(per ounce/pound)
Mesquite	140-150	-	-	710 - $730
Cerro San Pedro	140-150	1,900-2,100	-	250 - $270
Peak Gold Mines	90-100	-	12-14	640 - $660
New Afton	35-45	-	30-35	(1,200)-($1,300)
Total	405-445	1,900-2,100	42-49	410-$430

Production
New Gold’s operating assets are expected to continue their strong performance with targeted gold production of 405,000 to 445,000 ounces in 2012. In addition, with the anticipated June 2012 production start of New Afton (commercial production targeted for August 2012), the Company expects production to grow by approximately 10% over 2011 to 405,000 to 445,000 ounces of gold. As New Afton is expected to achieve its full capacity towards the end of the year, we believe that 2013 should provide New Gold with another period of growth as New Afton hits full production. New Afton’s production range includes gold and copper produced between mill start-up and achievement of commercial production in August 2012. The revenue from this pre-commercial production will be offset against capital costs. New Afton gold and copper sales from the point of commercial production forward are expected to be between 20,000 to 30,000 ounces and 20 and 25 million pounds, respectively.

As New Afton’s production start is scheduled for June, with commercial production in August, New Gold’s quarterly gold production and total cash costs are expected to vary on a quarter-over-quarter basis during 2012. Gold production should be fairly consistent in the first two quarters of the year, with an increase from New Afton in the second half of 2012. Total cash costs should decline steadily on a quarter-over-quarter basis through the year as a result of both mine sequencing and the additional copper production from New Afton in the second half of 2012.

New Gold also produces silver and copper as by-product metals at its operations. At Cerro San Pedro, the Company anticipates silver production to remain consistent with 2011 levels, which would help offset a portion of the mine’s operating costs. At the Peak Gold Mines and, starting in mid-2012, at New Afton, the Company produces copper which, similar to silver, provides an effective offset to some of the Company’s input costs.

Cash Costs
The Company’s cash costs have steadily declined since 2008. The decrease in costs has been a result of: increased gold production as Mesquite and Cerro San Pedro have hit their stride after starting production in 2008; increased silver and copper production at Cerro San Pedro and the Peak Gold Mines, respectively; and increased prices of silver and copper. Looking forward to 2012, the trend of declining costs is expected to continue as the start-up of the low-cost New Afton Project should help move the Company’s costs lower to the $410 to $430 per ounce range – well below the industry average. Similar to the anticipated increase in gold production from a full year of operations at New Afton in 2013, costs in 2013 are expected to decline further to below $300 per ounce at today’s silver and copper prices.

Assumptions used in the 2012 guidance include gold, silver and copper prices of $1,600 per ounce, $30.00 per ounce and $3.50 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and $13.00 to the U.S. dollar, respectively. The diesel price assumed for 2012 is $3.30 per gallon, which reflects recent prices being paid.

Based on the above gold and copper price assumptions and the estimated gold and copper sales at New Afton, the co-product cost ranges for New Afton are forecast to be $630 to $650 per ounce of gold and $1.35 to $1.45 per pound of copper, respectively. Both the by-product and co-product costs at New Afton are expected to reduce significantly in 2013 and beyond as the mine reaches full design capacity.

Depreciation and Depletion
Depreciation and depletion expense for the full year of 2012 is expected to increase by approximately 35% compared to 2011, reflecting increased production and commencement of depreciating New Afton.

Exploration
With the recent acquisition of Blackwater and ongoing exploration projects at Cerro San Pedro, the Peak Gold Mines and New Afton, 2012 should be another active year for New Gold’s exploration teams. In total, New Gold has budgeted $110 million for exploration in 2012 with approximately 80% of this allocated to the Blackwater Project. The Company looks forward to continuing its evaluation of the Cerro San Pedro sulphide potential, further extending the mine life at the Peak Gold Mines and getting started on drill testing the mineralization at New Afton that lies directly beside and below the current mineral reserve. Of the total exploration spend, $91 million is expected to be capitalized with the remaining $19 million being expensed.

Corporate Administration and Share-based Payment Expense
While share-based payments are budgeted to increase in 2012, these will be offset by a reduction in planned corporate administration. This is expected to keep these costs relatively consistent with 2011. The reduction in corporate costs in 2012 primarily reflects less expenditure on litigation and related legal costs.

Capital Expenditure
Capital expenditures are budgeted to be approximately $400 million in 2012, of which approximately $150 million relates to the remaining capital to spend in advance of commercial production at New Afton. A further $11 million of interest will be capitalized to the New Afton Project in advance of commercial production. At Blackwater, approximately $91 million of exploration expenditure will be capitalized in addition to another $20 million related to camp and infrastructure development. The remaining $128 million relates to other sustaining capital at the operating sites, including New Afton which will continue to develop drawbells during the commercial production period.

KEY PERFORMANCE DRIVERS AND MARKET REVIEW

KEY PERFORMANCE DRIVERS

There are a range of key drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal performance drivers are production volumes and costs. The key external drivers are spot prices of gold, silver and copper, as well as foreign exchange rates.

Production Volumes and Costs

New Gold has demonstrated a history of achieving guidance with respect to production volumes and costs. New Gold’s portfolio of operating mines achieved another solid production quarter, with 99,274 ounces of gold production in the first quarter of 2012.  With the operating production base and the incremental production growth from New Afton’s June production start, the Company is on track, once again, to meet its annual production guidance.

Total cash costs per ounce sold for the quarter, net of by-product sales, of $543 per gold ounce sold, are below the industry average cost.

New Gold’s outlook is to increase gold production in 2012 by approximately 10% and total cash costs per ounce sold are forecast to decrease by approximately $30 per ounce compared to the 2011 level.

Commodity Prices

Gold prices
The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company will be closely related to the prevailing price of gold. However, copper will also become more important as New Afton achieves commercial production in 2012.

The gold price climbed from $1,531 at the end of 2011 to over $1,780 during February, before declining to finish the quarter at $1,663, an increase of 9% year-to-date. Analyst consensus remains broadly positive for precious metals over the coming year, with support expected to continue from investment, central bank and emerging market demand. Thomson Reuters GFMS, a leading metals consultancy, is forecasting an average price of $1,731 for 2012, and expects gold prices to increase to over $1,900 within the year.

For the first quarter of 2012, New Gold had an average realized gold price of $1,575 per ounce (including monthly deliveries of 5,500 ounces of gold hedged at the Mesquite Mine at $801 per ounce) which was 7% below an average market gold price of $1,689 per ounce.

Silver and copper prices
Silver increased to $32.43 at the end of the first quarter of 2012, compared to $37.87 and $28.18 per ounce at March 31, 2011 and December 31, 2011, respectively. For the first quarter of 2012, New Gold had an average realized price of $32.70 per ounce, which compares well to the average market silver price of $32.62 per ounce.

Copper prices increased from $3.43 per pound at December 31, 2011 to $3.85 per pound at March 31, 2012. Copper averaged $3.77 per pound during the quarter compared to $4.38 per pound in the same quarter in 2011. New Gold had an average realized copper price of $4.14 per pound for the quarter, reflecting positive price adjustments on prior period shipments.

Foreign Exchange Rates
The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars.

New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. We have exposure to the Australian dollar through our Peak Gold Mines operations, and to the Mexican peso through the Cerro San Pedro Mine. We also have exposure to the Canadian dollar through our New Afton and Blackwater Projects, as well as due to corporate administration costs.

The Australian dollar initially strengthened through the first quarter of 2012 before declining to end the period close to where it had started, at just above parity with the U.S. dollar. While a stronger Australian dollar can impact cash costs at Peak Gold Mines in U.S. dollar terms, correlation between the copper price and the Australian dollar can act as a natural cost hedge over time.

The Mexican peso also strengthened on average through the first quarter, although a significant proportion of costs at the Cerro San Pedro Mine are incurred in U.S. dollars.

The Canadian dollar strengthened on average during the year to date, which affects costs at the Company's Canadian projects in U.S. dollar terms, although copper produced from New Afton is expected to help counter this in the future.

For impact on operating costs, refer to the “Review of Operating Mines” section for Cerro San Pedro and Peak Gold Mines for details.

ECONOMIC OUTLOOK

Economic concerns have continued into 2012, with only gradual signs of a shift towards recovery and growth in the face of continuing political and financial difficulties in the US and in Europe.

Against this uncertain backdrop, some suggestions of global economic recovery are starting to tentatively emerge. This suggests that markets should expect continuing volatility, uncertainty, and be wary of inflationary pressures on the horizon. These factors are arguably positive for gold, and as such the Company remains confident that the gold price will remain strong for the foreseeable future, as illustrated by the latest gold price forecast for the remainder of the year from Thomson Reuters GFMS who expect gold to exceed $1,900 per ounce in the latter part of 2012.

CORPORATE RESPONSIBILITY

New Gold’s commitment to long-term disciplined growth is entrenched in the concept of growing responsibly. We understand that our collective success is inextricably linked to, and that our collective prosperity depends on, the long-term economic, social and environmental sustainability of each of the communities in which we work and live.

New Gold’s corporate responsibility objectives are to operate in a responsible manner, minimize the impact the operations may cause to the environment and practice the progressive rehabilitation of areas impacted by its activities. We have a history of operating in a socially responsible and sustainable manner, and of meeting international standards in the three countries where we currently operate. As a partner of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles on Human Rights, Labour, Environment and Anti-corruption. As a member of the Mining Association of Canada (MAC), our Canadian projects adhere closely to the principles of MAC’s program Towards Sustainable Mining.

At New Gold, we believe that our people are our most valued assets regardless of gender, race, cultural background, age or religion. We strive to create a culture of inclusiveness that begins at the top and which is reflected in our hiring, promotion and overall human resources practices. We encourage tolerance and acceptance in worker-to-worker relationships. In each of our host communities we are recognized as an employer of choice as a result of our competitive wages, competitive benefits and our policies of recognizing and rewarding employee performance and promoting from within.

Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – we are committed to excellence in environmental management. From the earliest site investigations, we carry out comprehensive environmental studies to establish baseline measurements for flora, fauna, land, air and water. During operations we promote the efficient use of resources, work to minimize environmental impacts and maintain robust monitoring programs, including groundwater and air quality. We implement progressive reclamation and re-vegetation activities throughout the life of our operations. After mining activities are complete, our objective is to restore the land to a level of productivity equivalent to its pre-mining capacity. We continually seek new strategies for enhancing our environmental performance including programs to improve energy efficiency, reduce our carbon footprint and minimize our use of water and other resources.

We work hard to keep our mine site workers, contractors and and corporate staff safe, and we support them and their communities with educational and health benefits, environmental protection and contributions to community infrastructure that will provide a legacy of sustainability. Wherever our operations interact with indigenous peoples, we endeavor to understand and respect traditional values, customs and culture. We take meaningful action to serve their development needs and priorities through collaborative agreements aimed at creating jobs, training and lasting socio-economic benefits. We believe that only by thoroughly understanding the people, their histories, and their needs and plans, can we engage in a meaningful development process that will contribute to their cultural and economic health and welfare. We foster open communication with local residents and community leaders and strive to be a full partner in the long-term sustainability of the communities and regions in which we operate.

FINANCIAL AND OPERATING RESULTS

SUMMARY OF QUARTERLY FINANCIAL RESULTS

Revenues
Although copper production increased from 3.5 million pounds in the prior year period to 3.7 million pounds in the first quarter of 2012, copper sales were considerably lower due to an anticipated inventory build-up at Peak Mines.  Primarily as a result of this, revenues decreased marginally to $168.8 million when compared to $171.2 million in the same prior year period. The decrease represents the net of an increase in average realized gold prices from $1,317 per ounce during the first quarter of 2011 to $1,575 per ounce in 2012 being offset by lower sales of gold ounces of 93,676 ounces compared to 104,211 ounces. Sales of silver decreased to 439,141 ounces from 585,796 ounces in the same prior year period. Gold and silver sales were lower compared to the prior period as the operating sites were in a particularly high grade cycle in the first quarter of 2011. As stated, sales of copper also decreased to 1.8 million pounds from 3.9 million pounds in the first quarter of 2011. Copper sales decreased to 1.8 million pounds from 3.9 million pounds in the first quarter of 2011 due to an anticipated increase in concentrate inventory as the operation transitioned to a new counterparty as part of a revised offtake agreement entered into early in 2012. The current inventory build-up is expected to reverse itself in future quarters resulting in additional revenues and lower cash costs going forward.

Operating expenses
Operating expenses increased from $70.7 million in the first quarter of 2011 to $72.3 million in the same period in 2012. All sites experienced inflationary pressures on input costs, particularly diesel fuel at the Mesquite Mine and salary cost at Peak Gold Mines. Peak Gold Mines was also adversely impacted by foreign exchange movements.

Depreciation and depletion
Depreciation and depletion for the quarter ended March 31, 2012 was $18.7 million compared to $20.0 million for the same prior year period as lower gold production impacted the units of production depreciation methodology.

Earnings from mine operations
For the quarter ended March 31, 2012, New Gold had earnings from mine operations of $77.7 million compared to $80.5 million in the same prior year period.

Corporate administration costs
Corporate administration costs were $6.7 million in the first quarter of 2012 compared to $6.2 million incurred in the same prior year period. Corporate administration costs have been impacted by litigation costs primarily related to the El Morro Project (refer to the “Financial Condition Review – Contingencies, El Morro” section of this MD&A for details).

Share-based compensation costs
Share-based compensation costs were $2.4 million and $2.9 million in the first quarters of 2012 and 2011, respectively. A large component of share-based compensation cost is the mark-to-market of restricted share units as the New Gold share price fluctuates over the year.

Exploration costs
Exploration costs of $2.8 million in the first quarter of 2012 were higher than $2.1 million for the same prior year period. This increase is attributable primarily to additional exploration at Peak Gold Mines.

Hedging
For the quarter ended March 31, 2012, the Company’s Mesquite Mine had realized losses of $12.9 million within revenues for settlement of gold hedge contracts during the quarter totalling 16,500 ounces. As a result of the increase in the spot price of gold from $1,531 per ounce to $1,663 per ounce between December 31, 2011 and March 31, 2012, the Mesquite Mine recognized $22.0 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within other comprehensive income.

Other gains and losses
The following other gains and losses are all deducted for the purposes of adjusted net earnings:

Non-hedged derivatives
For the quarter ended March 31, 2012, the Company recorded a fair value change of share purchase warrants and convertible debt generating a loss of $4.9 million compared to a loss of $24.4 million in the same prior year period. As the share purchase warrants and convertible debt are denominated in Canadian dollars, but the Company’s functional currency is the U.S. dollar, it is a requirement under IFRS to account for them as liabilities. The liability is fair valued each reporting period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected on the financial statements. Generally, movements in the traded value of the share purchase warrants correlate to movements in the Company’s share price. So, as the Company’s share price increases, the liability and expense related to the share purchase warrants increases. This is also the case for the convertible debt which is fair valued using the Company’s stock volatility as a key assumption.

Senior secured notes
The Company has a prepay option on the senior secured notes which was fair valued at $15.4 million at March 31, 2012 generating an unrealized loss of $3.7 million in the first quarter of 2012. This compares to a fair value loss of $2.5 million recognized in the same prior year period. As prevailing interest rates decline and the Company’s credit worthiness improves, there is a deemed benefit to exercising the prepay option on the senior secured notes and refinancing at lower rates.

On April 5, 2012, the Company issued $300.0 million of senior notes. The notes mature on April 15, 2020 and incur interest at 7.0% payable semi-annually. Approximately $203.0 million will be used to redeem the Company’s existing 10% senior secured notes, which will take place on May 7, 2012. The remaining funds will be used for general corporate purposes and the payment of transaction costs estimated to be $7.0 million.

Gains on fair value through profit and loss (“FVTPL”) financial assets
The Company recognized a gain on FVTPL financial assets of nil in the first quarter of 2012 compared to $1.3 million in the same prior year period. The 2011 gain pertains to the Asset Backed notes that were sold in the period year period.

Foreign exchange
The Company recognized a foreign exchange loss of $1.5 million for the quarter ended March 31, 2012 compared to a gain of $3.1 million in the same prior year period. This reflects minimal net movements in the currencies that New Gold operates in relative to the U.S. dollar in the first quarter of 2012. The prior year gain was generated on the revaluation of monetary assets and liabilities and deferred income tax liabilities recorded on the business combination between New Gold, Metallica, and Peak Gold Mines. Including deferred income tax liabilities, debt and cash, New Gold carries a net liability in these foreign currencies which had weakened, reducing the U.S. dollar-denominated liability and generating a foreign exchange gain in the prior period.

Ineffectiveness of hedge instruments
For the quarter ended March 31, 2012, a loss of $0.2 million (2011 – $1.8 million) was recorded reflecting the ineffective portion of the gold hedge.

Income tax
Income and mining tax expense in the first quarter of 2012 was $18.3 million compared to $20.1 million in the same prior year period, reflecting an effective tax rate of 35% for the first quarter of 2012 compared to 45% in the prior year period. The most significant items affecting our tax rate are summarized in Note 13 of the unaudited consolidated financial statements for the quarter ended March 31, 2012. The variance in effective tax rate is primarily due to the impact of the other gains and losses.

On an adjusted net earnings basis, the adjusted effective tax rates were 31% for both first quarters of 2012 and 2011. This reflects the relatively consistent mix of jurisdictions in which we operate where statutory tax rates have not changed materially quarter over quarter. The adjusted effective tax rates exclude the impact of changes in the recognition of deferred tax assets, specifically fair value changes in share purchase warrants and convertible debentures.

Net earnings from continuing operations
For the quarter ended March 31, 2012, New Gold had net earnings from continuing operations of $33.5 million, or $0.07 per basic share. This compares with net earnings from continuing operations of $24.7 million, or $0.06 per basic share in the same prior year period.

Adjusted net earnings
For the quarter ended March 31, 2012, adjusted net earnings from continuing operations were $44.2 million or $0.10 per basic share, which increased from $47.9 million or $0.12 per basic share in the prior year period.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains (losses)” on the condensed consolidated income statement. Key entries in this grouping are the fair value changes for share purchase warrants, convertible debt, asset backed notes and the embedded derivative in the senior secured notes. Additionally, foreign exchange gain or loss and other non-recurring items are adjusted. Adjusting for these items provides an improved measure to internally evaluate the underlying operating performance of the Company as a whole for the reporting periods presented. The prior period tax is also adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

See “Non-GAAP Financial Performance Measures” for reconciliation of net earnings to adjusted net earnings.

Quarterly financial and operating information
Selected financial and operating information for the current and previous quarters is as follows:

QUARTERLY FINANCIAL AND OPERATING INFORMATION

(in thousands of U.S. dollars,
except per share amounts and where noted)	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Gold sales (ounces)	93,676	99,612	93,028	95,039	104,211	116,964	89,692	82,401	80,020

Revenues	168,755	177,590	175,501	171,635	171,213	189,355	127,116	112,359	101,620

Net earnings (loss) from continuing operations	33,531	34,998	40,709	78,602	24,719	25,557	44,754	(26,006)	13,042
Per share:
Basic	0.07	0.08	0.09	0.19	0.06	0.15	0.11	(0.07)	0.03
Diluted	0.07	0.07	0.09	0.16	0.06	0.15	0.11	(0.07)	0.03

Net earnings (loss)	33,531	34,998	40,709	78,602	24,719	25,557	44,754	(26,006)	13,042
Per share:
Basic	0.07	0.08	0.09	0.19	0.06	0.12	0.11	(0.07)	0.03
Diluted	0.07	0.07	0.09	0.16	0.06	0.12	0.11	(0.07)	0.03

Adjusted net earnings	44,224	42,199	49,462	49,779	47,897	57,011	29,340	14,116	17,890
Per share:
Basic	0.10	0.09	0.11	0.12	0.12	0.15	0.07	0.04	0.05
Diluted	0.09	0.09	0.11	0.12	0.12	0.14	0.07	0.04	0.04

REVIEW OF OPERATING MINES

A summary of the Mesquite Mine operations results is provided below:

MESQUITE MINE OPERATIONS REVIEW

	Three months ended March 31,
(in thousands of U.S. dollars, except where noted)	2012	2011	2010

Operating Information:
Tonnes of ore mined (000s)	3,672	2,276	2,373
Tonnes of waste mined (000s)	7,228	10,591	9,119
Ratio of waste to ore	1.97	4.65	3.84
Tonnes of ore to leach pad (000s)	3,672	2,276	2,373
Average grade:
Gold (grams/tonne)	0.59	0.77	0.53
Gold (ounces):
Produced (1)	44,400	48,855	44,034
Sold	43,617	50,418	49,502
Average realized price (2):
Gold ($/ounce) (3)	1,423	1,239	1,047
Total cash costs per gold ounce sold (2)	628	543	543

Financial Information (4):
Revenues	$62,050	$62,448	$51,835
Earnings from mine operations	$27,486	$28,733	$17,383
Capital expenditures	$1,619	$2,580	$3,271

1.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, operating margin, adjusted net earnings and adjusted net earnings per share are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.	Average realized price per gold ounce for the Mesquite Mine includes realized gains and losses from gold hedge settlements.
4.
The 2011 and 2010 figures are presented for comparative purposes only. The 2010 figures have been restated to comply with IFRS which was adopted January 1, 2010. The 2010 comparative cash costs per ounce have been adjusted to be consistent with the 2012 and 2011 methodology which capitalizes significant property, plant and equipment components in accordance with IFRS.

Quarterly Operating Results

Production
Gold production for the quarter ended March 31, 2012 was 44,400 ounces compared to 48,855 ounces produced in the same period in 2011. Production was lower in 2012 primarily as a result of lower grade ore being placed on the leach pad, consistent with the mine schedule.  In the first quarter of 2011, ore mined was considerably above reserve grade.

Revenue
Revenue for the quarter ended March 31, 2012 was $62.1 million compared to $62.4 million in the same period last year mainly due to a higher realized gold price partially offset by lower ounces sold. The average realized gold price during the first quarter of 2012 of $1,423 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London PM fix gold price of $1,689 per ounce. In the same period in 2011, the Mesquite Mine recognized an average realized gold price of $1,239 per ounce of gold sold, which compares to the average London PM fix gold price of $1,384 per ounce.

Total cash costs
Total cash costs per ounce of gold sold for the quarter ended March 31, 2012 were $628 per ounce compared to $543 per ounce in the same prior year period. The increase is primarily a result of increased input costs, particularly diesel fuel, as well as lower gold production levels. The average Brent oil price, which is the most correlated to the diesel used at Mesquite, increased by 12% compared to 2011.

Earnings from mine operation
The combination of strong gold production and a higher average realized gold price led Mesquite to generate $27.5 million in earnings from mine operations,  a level consistent with  the $28.7  million of earnings  from mine operations during the very strong first quarter of 2011.

Capital expenditures
Capital expenditures totalled $1.6 million and $2.6 million, respectively, for the quarters ended March 31, 2012 and 2011, respectively, and consisted primarily of major component replacements which are capitalized under IFRS.

Outlook
The Mesquite Mine is forecast to produce 140,000 to 150,000 ounces of gold in 2012 at total cash costs per ounce sold of $710 to $730 per ounce. The targeted increase in ore tonnes processed in 2012 is expected to be more than offset by the scheduled mining of ore below reserve grade in 2012 when compared to mining of reserve grade in 2011. The increase in forecasted total cash costs in 2012 when compared to 2011 is driven primarily by lower gold production as well as certain increased input costs. 2012 capital expenditures at Mesquite are forecast to be approximately $14.0 million with approximately 50% of this total allocated to major truck and shovel components.

CERRO SAN PEDRO MINE, MEXICO

A summary of the Cerro San Pedro Mine operations results is provided below:

CERRO SAN PEDRO MINE OPERATIONS REVIEW
	Three months ended March 31
(in thousands of U.S. dollars, except where noted)	2012	2011	2010

Operating Information:
Tonnes of ore mined (000s)	4,016	3,705	1,102
Tonnes of waste mined (000s)	4,530	4,597	1,882
Ratio of waste to ore	1.13	1.24	1.71
Tonnes of ore processed (000s)	4,016	3,705	1,102
Average grade:
Gold (grams/tonne)	0.46	0.56	0.50
Silver (grams/tonne)	26.69	27.61	26.15
Gold (ounces):
Produced (1)	33,984	35,601	12,938
Sold	32,771	31,717	13,124
Silver (ounces):
Produced (1)	456,584	635,320	206,700
Sold	439,141	585,796	193,506
Average realized price (2):
Gold ($/ounce)	1,693	1,391	1,118
Silver ($/ounce)	32.70	32.62	17.08
Total cash costs per gold ounce sold (2)(3)	233	7	622

Financial Information (4):
Revenues	$69,834	$63,236	$17,977
Earnings from mine operations	$39,933	$34,365	$3,256
Capital expenditures	$2,935	$1,209	$3,765

1.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, operating margin, adjusted net earnings and adjusted net earnings per share are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.

3.
The calculation of total cash costs per ounce of gold is net of by-product silver revenue. If the silver revenues were treated as a co-product, average total cash costs at the Cerro San Pedro Mine for the three months ended March 31, 2012 would be $533 per ounce of gold (2011 - $425) and $10.30 per ounce of silver (2011 - $9.97).

4.	The 2011 and 2010 figures are presented for comparative purposes only. The 2010 figures have been restated to comply with IFRS which was adopted January 1, 2010.

The Cerro San Pedro Mine achieved ISO 14001 certification of its environmental management system and has a record of compliance with Mexican and international environmental standards. MSX has had a history of legal challenges relating primarily to a land use dispute regarding previous Environmental Impact Statements (“EIS”). On August 5, 2011 a EIS was granted for the Cerro San Pedro Mine. The EIS contains a number of conditions with which the Company must comply and the work to fulfill these conditions is in progress. MSX’s land usage permit and its other operating permits remain in effect.

Quarterly Operating Results

Production
Gold production for the quarter ended March 31, 2012 was 33,984 ounces compared to 35,601 ounces produced in the same period in 2011. The relatively consistent production level reflects an increase in the ore tonnes placed on the leach pad offset by the mining of lower gold grades.  Silver production for the quarter ended March 31, 2012 was 456,584 ounces compared to 635,320 ounces produced in the same period in 2011. The reduction in silver production reflects a particularly strong first quarter of 2011 which benefitted from both higher grade silver being placed on the leach pad in the quarter itself and the residual benefit from significantly higher grade silver being placed late in 2010 due to mine sequencing.

Revenue
Revenue for the quarter ended March 31, 2012 was $69.8 million compared to $63.2 million in the same prior year period due to higher realized gold and silver prices. The average realized gold price during the first quarters of 2012 and 2011 was $1,693 and $1,391 per ounce, respectively, which compares well to the average London PM fix gold price of $1,689 and $1,384 per ounce, respectively. The average realized silver price per ounce during the first quarters of 2012 and 2011 was $32.70 and $32.62, respectively, which also correlates to the average London fix silver price of $32.62 and $31.66 per ounce, respectively.

Total cash costs
Total cash costs per ounce of gold sold for the quarter ended March 31, 2012 were $233 per ounce compared to $7 per ounce in the prior year. The increase in total cash costs when compared to the first quarter of 2011 is primarily driven by the lower silver sales volume resulting from the above noted difference in silver grades.

Earnings from mine operations
Cerro San Pedro generated $39.9 million in earnings from mine operations in the first quarter of 2012 compared to $34.4 million in the same period of the prior year. Earnings from mine operations in the first quarter of 2012 increased by 16% as higher average realized gold prices more than offset the impact of lower silver sales volumes during the quarter.

Capital expenditures
Capital expenditures totalled $2.9 million and $1.2 million, respectively, for the quarters ended March 31, 2012 and 2011. Capital expenditures in 2012 were primarily associated with a mill and leach pad expansion and mining equipment additions.

Impact of Foreign Exchange on Operations
The Cerro San Pedro Mine was impacted by changes in the value of the Mexican peso against the U.S. dollar. The value of the Mexican peso weakened from an average of 12.06 to the U.S. dollar in the first quarter of 2011 compared to 12.97 to the U.S. dollar in 2012. This had a positive impact of approximately $28 per ounce of gold sold.

Exploration Project Review
Exploration drilling activities at the Cerro San Pedro Sulphide project continued during the first quarter with 9,914 metres in 18 holes drilled and the completion of additional metallurgical flotation test work on high grade sulphide mineralization.

The objective of the Cerro San Pedro Sulphide project is to develop an economically viable mineral resource within a zone of high grade manto-style sulphide mineralization as it extends from an area of historic underground mining south of the current open pit.

Outlook
Cerro San Pedro is forecast to produce 140,000 to 150,000 ounces of gold and 1.9 to 2.1 million ounces of silver in 2012 at total cash costs per ounce sold, net of by-product sales, of $250 to $270 per ounce. Gold and silver production in 2012 is expected to be consistent with the levels achieved in 2011. The total cash costs assume a $30 per ounce silver price and a foreign exchange rate of 13.00 Mexican pesos to the U.S. dollar. The majority of the forecast cost increase from 2011 is attributable to the lower silver price assumption. 2012 capital expenditures at Cerro San Pedro are forecast to be approximately $16 million, approximately $9 million of which relates to leach pad expansions.

PEAK GOLD MINES, NEW SOUTH WALES, AUSTRALIA

A summary of the Peak Gold Mines operations results is provided below:

PEAK GOLD MINES OPERATIONS REVIEW
	Three months ended March 31
(in thousands of U.S. dollars, except where noted)	2012	2011	2010

Operating Information:
Tonnes of ore mined (000s)	172	177	189
Tonnes of ore processed (000s) (1)	184	188	173
Average grade:
Gold (grams/tonne)	3.90	4.27	3.94
Copper (%)	1.10	0.98	1.14
Recovery rate (%):
Gold	91.0	89.6	92.5
Copper	83.0	85.7	91.5
Gold (ounces):
Produced	20,890	23,166	20,243
Sold	17,288	22,076	17,393
Copper (thousands of pounds):
Produced	3,683	3,492	3,959
Sold	1,780	3,905	4,055
Average realized price (2):
Gold ($/ounce)	1,737	1,389	1,138
Copper ($/pound)	4.14	4.19	3.39
Total cash costs per gold ounce sold (2)(3)	915	413	136

Financial Information (4):
Revenues	$36,871	$45,529	$31,808
Earnings from mine operations	$10,248	$17,436	$16,132
Capital expenditures	$9,195	$8,626	$3,221

1.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
2.
We use certain non-GAAP financial performance measures throughout this MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, adjusted net earnings and adjusted net earnings per share are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
The calculation of total cash costs per ounce of gold is net of by-product copper revenue. If the copper revenues were treated as a co-product, average total cash costs at Peak Gold Mines for the three months ended March 31, 2012 would be $1,042 per ounce of gold (2011 - $696) and $3.00 per pound of copper (2011 - $2.70).

4.	The 2011 and 2010 figures are presented for comparative purposes only. The 2010 figures have been restated to comply with IFRS which was adopted January 1, 2010.

Quarterly Operating Results

Production
Peak Gold Mines produced 20,890 ounces of gold and 3.7 million pounds of copper during the first quarter of 2012 compared to 23,166 ounces of gold and 3.5 million pounds of copper for the same prior year period.  Gold production was lower primarily as a result of lower grade ore mined, whereas a copper grade increase drove higher copper production.

Revenue
Revenue for the first quarter of 2012 was $8.7 million lower than in the same period in 2011 mainly due to an anticipated increase in concentrate inventory as the operation transitioned to a new counterparty as part of a revised offtake agreement entered into early in 2012.  This resulted in fewer copper pounds sold of 1.8 million pounds compared to 3.9 million pounds in the prior year when Peak Gold Mines sold a large portion of its concentrate inventory. The current inventory build-up is expected to reverse itself in the second quarter of 2012 resulting in lower cash costs going forward. The primary purpose of entering the new offtake agreement was to allow for more regular concentrate shipments than in quarters and years past beginning in the second quarter of 2012, thus minimizing the impact of significant inventory movements going forward.

Offsetting the concentrate inventory increase were higher realized gold prices of $1,737 per ounce compared to $1,389 per ounce and consistent realized copper prices of $4.14 per pound compared to $4.19 per pound in the same prior year period. This compares to the average London PM fix gold price of $1,689 and $1,384 per ounce for the first quarters of 2012 and 2011, respectively. The average London Metals Exchange copper price was $3.77 for the first quarter of 2012 and $4.38 for 2011.

Total cash costs
Total cash costs per ounce of gold sold, net of by-product sales, for the quarter were $915 compared to $413 in the same period of 2011. The increase in total cash costs when comparing 2012 with 2011 was driven by considerably reduced copper sales.  Had Peak sold the additional copper produced in the first quarter, the total cash costs per ounce sold, net of by-product sales, would have been approximately $120 per ounce lower. The current inventory build-up is expected to reverse itself in future quarters resulting in lower cash costs going forward. Additionally, total cash costs were impacted by the appreciation of the Australian dollar during 2012 and the inflationary cost pressures, particularly labour, in the region.

Earnings from mine operations
The higher average realized price, offset by reduced copper sales resulted in Peak Gold Mines generating $10.2 million in earnings from operations during the first quarter of 2012 compared to $17.4 million in the same prior year period.

Capital expenditures
Capital expenditures totalled $9.2 million and $8.6 million for the quarters ended March 31, 2012 and 2011, respectively. Capital expenditures in 2012 were primarily associated with mine development, loader and truck purchases and capitalized exploration.

Impact of Foreign Exchange on Operations
Peak Gold Mines’ operations continue to be impacted by fluctuations in the valuation of the Australian dollar against the U.S. dollar. The value of the Australian dollar in the first quarter of 2012 averaged 0.95 compared to 0.99 in the same period in 2011 resulting in a negative impact on cash costs of approximately $63 per gold ounce sold.

Exploration Project Review
During the first quarter of 2012, the Company conducted 13,387 metres of underground exploration and delineation diamond drilling to delineate additional reserves at its Peak Gold Mines operations. This total includes 6,277 metres drilled in the Perseverance deposit, 4,109 metres drilled in the New Cobar deposit, and 3,001 metres drilled in the Chesney deposit.

Surface exploration activities during the first quarter of 2012 principally involved the preparation and submittal of exploration permit applications for the final selection of areas slated for exploration drilling during the second quarter. Additionally, the Company's regional exploration targeting initiative continued with geophysical surveys, geological mapping and geochemical sampling of prospective areas identified within the Cobar Gold Field.

Outlook
Peak Gold Mines is forecast to produce 90,000 to 100,000 ounces of gold and 12 to 14 million pounds of copper in 2012 at total cash costs per ounce sold, net of by-product sales, of $640 to $660 per ounce. The anticipated increase in gold production is due to mine sequencing moving to higher grade areas and the continued improvement in recoveries as seen in the fourth quarter. The total cash costs assume a $3.50 per pound copper price and a foreign exchange rate of $1.00 Australian to U.S. dollar. Capital expenditures at Peak Gold Mines for 2012 are forecast to be approximately $60 million with approximately 50% of this total to be spent on underground development and exploration. The balance of capital expenditures relates to equipment and fleet replacements as well as major components. Through these ongoing underground exploration efforts, during 2011 Peak Gold Mines was able to more than replace the reserves mined during 2011, further extending its mine life.

DEVELOPMENT AND EXPLORATION REVIEW

NEW AFTON PROJECT, BRITISH COLUMBIA, CANADA

New Afton, the Company’s most immediate development project, continued to advance toward production in the first quarter of 2012.

There was a range of key advances in the first quarter of 2012:

•
Underground development advanced a record total of 2,600 metres during the first quarter of 2012, compared to an advance of 2,284 metres during the fourth quarter of 2011. The total advance of 2,600 metres excavated during first quarter 2012 represents 113% of budget

•	Nine drawbells completed during the quarter, for a total of 17 drawbells completed to date

o	Cave drilling, blasting, and mucking continue in the undercut and extraction levels

o	Meeting targeted monthly drawbell development rate and on target for completion of 26 drawbells by end of June

•	Currently mining at a rate of approximately 4,200 tonnes per day, or 38% of the 11,000 tonne per day capacity

•	Ore stockpiled on surface totalled 565,000 tonnes at March 31, 2012

•	Underground crushing and conveying system fully commissioned and operating at design capacity

•	Buried piping completed with water, sewage and gas lines in service

•	All major processing equipment installed with piping and cabling more than 80% complete

•	Dry commissioning of mill services in progress

New Afton is now less than two months from mill start-up.  The underground block caving operation is active and progressing as expected with continued drawbell development, mining rate build-up and growth of the surface ore stockpile all meeting or exceeding expectations.  The final stages of completion of the mill building are also on track, with the first ore scheduled to be put through the mill circuit in June as originally planned.

Capital expenditures for the first three months of 2012 was $94.5 million, including capitalized interest of $5.4 million compared to $54.9, million including capitalized interest of $5.4 million for the first three months of 2011.

After its June production start, New Afton is forecast to produce 35,000 to 45,000 ounces of gold and 30 to 35 million pounds of copper at total cash cost, net of by-product credits, of ($1,200) to ($1,300) per ounce in 2012. On a co-product basis, total cash costs in 2012 are expected to be $630 to $650 per ounce of gold and $1.35 to $1.45 per pound of copper, respectively. Both the by-product and co-product costs at New Afton are expected to come down meaningfully in 2013 and beyond as the mine hits its full capacity.

New Afton’s production range includes gold and copper produced between mill start-up and achievement of commercial production. The revenue from this pre-commercial production will be offset against capital costs. New Afton gold and copper sales for 2012 from the point of commercial production, which is expected in August 2012, are expected to be 20,000 to 30,000 ounces and 20 to 25 million pounds, respectively.

Over its currently estimated 12-year mine life, New Afton is expected to produce an average of 85,000 ounces of gold and 75 million pounds of copper annually at total co-product cash costs of approximately $525 per ounce of gold and $1.15 per pound of copper, or a total cash cost, net of by-product credits, of approximately ($1,750) per ounce.

An additional benefit of the completion of underground development at New Afton is that it provides greater access for New Gold’s exploration team to continue drilling the C-zone block of mineralization that lies below and to the side of the New Afton reserve block. Thus far, the exploration teams have limited their work as the completion of New Afton has been the Company’s priority. New Gold has budgeted $5.0 million for exploration at New Afton in the second half of 2012 to work towards further exploring and delineating the C-zone.

Key milestones for the remainder of the year include:

•	April – Complete excavation of underground gyratory crusher. SAG and ball mill “dry commissioning” to commence

•	June – First ore through the entire mill circuit. 26 drawbells complete

•	July – First production run and concentrate shipment

•	August – Commercial production

BLACKWATER PROJECT, BRITISH COLUMBIA, CANADA

On June 1, 2011, New Gold completed the acquisition of Richfield and its Blackwater Project in central British Columbia. New Gold added to its property holding with the acquisitions of Silver Quest and Geo Minerals in December 2011 and its purchase of the Auro properties for $6.0 million in March 2012.  New Gold’s land position is the Blackwater area is now approximately 900 square kilometres.

On September 19, 2011 New Gold announced the results of an updated Mineral Resource estimate for Blackwater which increased New Gold’s share of the Mineral Resource estimate to 5.3 million ounces of Indicated gold Resources and 1.2 million ounces of Inferred gold Resources. The year-end resource update has again increased the Mineral Resource estimate to 5.4 million ounces of Indicated gold Resources and 1.9 million ounces of Inferred gold Resources. On March 7, 2012 New Gold further increased the gold resources at Blackwater to 5.5 million ounces of Indicated gold Resources and 2.3 million ounces of Inferred gold Resources (includes 43 additional holes totalling 21,612 metres since the 2011 year-end estimate).

At Blackwater, exploration activity continues to accelerate with the completion of 105 holes totalling 38,183 metres in the first three months of the year, representing 24% of the planned delineation and infill program for 2012.  In March, New Gold received a Multi-Year Area Based (“MYAB”) exploration permit enabling the Company to expand its drill grid in the Blackwater areas. The permit covers an area of 30 square kilometres.  There are currently 10 drills active at site with four to six drills to be added in May.  The additional drills will further increase the drilled rate at Blackwater.

New Gold has budgeted $86 million for exploration during 2012 at Blackwater, mostly relating to the approximate 210,000 metre drill program.  The 2012 program will further assist in determining the Project’s potential for further resource expansion as Blackwater is expected to become New Gold’s largest producing asset in 2017.

Key activities for the remainder of the year include:

•	A camp extension to 230 people

•	The expansion of core logging facilities

•	The installation of a permanent communication system

•	A targeted completion of a PEA study in the third quarter of 2012

•	A planned submission of the project description in the third quarter of 2012

•	The completion of key environmental baseline programs

New Gold is targeting the completion of 500 holes totalling 210,000 metres of drilling in the Blackwater area during 2012 which is more than double the amount of historical drilling that has been completed on the project.

EL MORRO PROJECT, ATACAMA REGION, CHILE

The Company’s 30%-owned El Morro copper-gold Project is located in the Atacama Region, Chile, approximately 80 kilometres east of the city of Vallenar. Goldcorp is the project developer and operator and holds the remaining 70% interest.  On March 16, 2011, Chilean authorities approved the Environmental Impact Assessment.

During the fourth quarter of 2011, the feasibility study update was completed by Goldcorp which estimates total development capital of $3.9 billion (100% basis). Under the terms of New Gold’s agreement with Goldcorp, Goldcorp is responsible for funding New Gold’s 30% share of capital costs, or approximately $1.2 billion. New Gold’s 30% of project spending, excluding interest, for the three months ended March 31, 2012, was $5.1 million. Under an agreement with Goldcorp, they have agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production. These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production. New Gold has had no cash outlay in 2011. As at March 31, 2011, the interest rate on the Company’s share of the capital funded by Goldcorp is 4.58%. As at March 31, 2012, New Gold has drawn down $30.2 million pursuant to this agreement.

In January of 2012, Goldcorp’s Board officially approved commencement of construction of El Morro. Development activity at site has been focused on road building, construction planning, detailed engineering and drilling. Detailed engineering for fresh water and concentrate pipelines is expected to be complete in the third quarter of 2012, engineering of the desalination plant continues, with commitments to purchase equipment having been signed, and planning for power line towers and foundations is in progress. During the first quarter, 8,500 metres of condemnation drilling were completed bringing the total to 20,000 metres drilled for the project to date. Project field work has been suspended following the April 27, 2012 ruling by the Supreme Court of Chile against approval of the El Morro Project’s environmental permit. See “Contingencies – El Morro” for more information.

MINERAL RESERVES AND RESOURCES UPDATE

New Gold’s production profile is underpinned by the Company’s mineral reserve and resource base combined with its strong record of organic growth through focused exploration and accretive growth through strategic acquisitions. During the first quarter of 2012, the Company updated the mineral resource estimate at its Blackwater Project to incorporate all drilling completed through the end of 2011. The mineral resource update resulted in a further increase in both the Indicated and Inferred Resource categories at Blackwater. In total, Blackwater's Mineral Resource currently includes:

•     Indicated gold Resource: 174 million tonnes at an average grade of 0.98 grams per tonne containing 5.5 million ounces of gold at a 0.4 gram per tonne cut-off grade

•     Inferred gold Resource: 92 million tonnes at an average grade of 0.78 grams per tonne containing 2.3 million ounces of gold at a 0.4 gram per tonne cut-off grade

In addition, during the first quarter of 2012, the Company provided assay results for the first 29 holes that had been received from the 2012 drill program. The results demonstrated strong continuity of mineralization across the Blackwater deposit with gold mineralization extending beyond and below the northern limit of the resource pit shell as well as confirmation of strong gold grades beginning at shallow depths in the southern portion of the deposit.

FINANCIAL CONDITION REVIEW

SUMMARY BALANCE SHEET

	March 31	December 31	December 31
(in thousands of U.S. dollars, except where noted)	2012	2011	2010
Cash and cash equivalents	235,677	309,406	490,754
Other assets	3,057,287	2,911,996	1,938,435
Total assets	3,292,964	3,221,402	2,429,189

Derivative liabilities	148,559	141,591	153,375
Reclamation and closure cost obligations	47,738	50,713	34,173
Long-term debt	262,292	251,664	229,884
Deferred tax liabilities	126,418	146,880	179,180
Other liabilities	364,355	348,185	312,082
Total liabilities	949,362	939,033	908,694

Total equity	2,343,602	2,282,369	1,520,495

BALANCE SHEET REVIEW

Assets
At March 31, 2012, New Gold held cash and cash equivalents of $235.7 million. This compares to $309.4 million held at December 31, 2011. The Company’s holdings are all in cash and near cash instruments including bank deposits, term deposits and guaranteed investment certificates.

Gold hedge contracts
Under the terms of the term loan facility entered into by Western Mesquite Mines, Inc. (“WMMI”), as a condition precedent to drawdown of the loan, WMMI entered into a gold hedging program required by the banking syndicate. As such, the company executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. New Gold assumed the liability for the sales contracts on completion of the business combination with Western Goldfields Inc. on May 27, 2009. As at March 31, 2012, the remaining gold contracts represent a commitment of 5,500 ounces per month for 33 months with the last commitment deliverable in December 2014 for a total of 198,000 ounces.

The Company’s gold hedge contracts did not initially meet the criterion in IAS 39 and therefore were not designated as cash flow hedges. Accordingly, the period-end mark-to-market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on gold forward sales contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s gold hedging contracts met the requirements for cash flow hedges under IAS 39. Prospective hedge effectiveness is assessed on these hedges using the hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period with changes in the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in Other Comprehensive Income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

On December 16, 2010, a portion of the gold hedges with two counterparties who had previously been lenders in the Mesquite project financing was moved to one of the new banks included in the Company’s revolving credit facility. This resulted in a de-designation and subsequent immediate re-designation of the hedge position. On re-designation, the Company continued to meet the criteria for hedge accounting under IAS 39 in accounting for its gold hedge. As such, the Company continues to account for the hedges in the same manner as it did prior to the change.

The remaining contracts were marked to market as at March 31, 2012 using the March 31, 2012 gold forward curve, resulting in a cumulative unrealized pre-tax loss of $148.6 million that has been disclosed as a liability and a pre-tax adjustment of $9.1 million to other comprehensive income for the quarter ended March 31, 2012.

Reclamation and Closure Cost Obligations
Reclamation and closure cost obligations are asset retirement obligations that arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Company has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

The Company’s asset retirement obligations consist of reclamation and closure costs for the Mesquite Mine, Cerro San Pedro Mine, Peak Gold Mines, the New Afton Project and the Blackwater Project. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The long-term portion of the liability at March 31, 2012 is $47.7 million compared to $50.7 million at March 31, 2011. The decrease in the liability is due to changes in estimated cash flows related to reclamation activities, amortization or unwinding of the discount, and revisions to the discount and foreign currency rates used in the valuation of the obligations.  Additionally, a portion of the long-term liability has been reassessed and reclassed to current.  Particularly, at the Mesquite Mine, undiscounted estimated cash flows increased by $6.7 million, from $12.4 million at December 31, 2011 to $19.1 million at March 31, 2012, as a result of an update to the permanent buttress design, which now considers buttressing to a higher elevation than in previous designs. As Mesquite anticipates completing this work within the second quarter of 2012, the cost of the new buttress has been included in the current portion of the reclamation and closure cost liability.

Long-Term Debt
The majority of the Company’s contractual obligations consist of long-term debt and interest payable. At March 31, 2012, the Company had $262.3 million in long-term debt compared to $251.7 at December 31, 2011.

Long-term debt obligations are comprised primarily of senior secured notes and subordinated convertible debentures. The senior secured notes (“Notes”), which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum. At March 31, 2012 the face value of the Notes totalled $187.2 million (C$187.0 million) and the carrying amount totalled $180.1 million. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Once the New Afton Project is in commercial production, the Company will be obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the note holders. The Company also has the option to prepay the Notes at a price ranging from 120% to 100% of face value (decreasing rates based on the length of time the Notes are outstanding). At March 31, 2012 the redemption price was 105% and is scheduled to decrease to 104% on June 28, 2012. These Notes are secured by the New Afton Project assets. Capitalized interest relating to the Notes was $5.0 million and $5.0 million for the quarters ended March 31, 2012 and 2011, respectively. On April 5, 2012 the Company issued an irrevocable notice of redemption on the Notes. The redemption of the Notes will occur on May 7, 2012. See "Financial Condition Review - Subsequent Events" for more information.

The Company has 55,000 subordinated convertible debentures (“Debentures”) that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of C$9.35 per share. At March 31, 2012, the aggregate principal of the Debentures was $55.1 million (C$55.0 million). The Debentures are accounted for as compound financial instruments comprised of a liability and a derivative liability for the conversion option. At March 31, 2012, the carrying amount of the liability of $46.6 million will be accreted to the face value of the Debentures over their term to maturity. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Capitalized interest relating to the Debentures was $1.5 million and $1.0 million for the quarters ended March 31, 2012 and 2011, respectively.

On December 14, 2010, the Company entered into an agreement for a $150.0 million revolving credit facility (“Facility”) with a syndicate of banks. The amount of the Facility will be reduced by $50.0 million if the Cerro San Pedro Mine is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute. However, the full $50.0 million of credit will be reinstated if operations at the Cerro San Pedro Mine resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period. The Facility is for general corporate purposes, including acquisitions. The Facility, which is secured on the Company’s material assets (excluding the New Afton and El Morro Project assets) and a pledge of a certain subsidiary’s shares, has a term of three years with annual extensions permitted. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

		March 31	December 31
	Financial covenant	2012	2011
	$1.38 billion + 25% of
Minimum tangible net worth	positive quarterly net income	1.87	1.84
Minimum interest coverage ratio (EBITDA to interest)	>4.0:1.0	17.4	17.5
Maximum leverage ratio (debt to EBITDA)	<3.0:1.0	0.5	0.5

The interest margin on drawings under the Facility ranges from 2.00% to 4.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio (the Debentures are not considered debt for covenant purposes) and the currency and type of credit selected by the Company. Based on the Company’s debt to EBITDA ratio, the rate is 2.00% as at March 31, 2012.The standby fees on undrawn amounts under the Facility range between 0.75% and 1.06% depending on the Company’s debt to EBITDA ratio. Based on the Company’s debt to EBITDA ratio, the rate is 0.75% as at March 31, 2012.

As at March 31, 2012, the Company has not drawn any funds under the Facility, however the Facility has been used to issue letters of credit of A$10.2 million for Peak Gold Mines’ reclamation bond for the state of New South Wales, C$9.5 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations) and C$8.0 million for New Afton’s reclamation requirements. In exchange for the letter of credit, the British Columbia Ministry of Energy, Mines and Petroleum released the C$8.0 million New Afton reclamation deposit back to the Company in February 2011.

New Gold’s wholly owned subsidiary Western Goldfields Inc. had a $105.0 million term loan facility with a syndicate of banks under which $86.3 million was borrowed in connection with the development of the Mesquite Mine. The remaining loan balance of $27.2 million was fully repaid on February 26, 2010 which allowed the Company the flexibility to monetize the remaining hedges outstanding at its discretion. The related gold hedge, as described on page 20, extends to the end of 2014 and the related security and covenants were released by the syndicate of banks on December 14, 2010 when New Gold entered in to the Facility. The gold hedge is now secured under the Facility and shares in security, on a pari passu basis, with the new lenders. One of the banks under the Facility replaced two of the original banking institutions as the hedge counterparty for a portion of the overall hedge under the same terms. The hedge will remain in place until the hedge is monetized or delivered over this period at 5,500 ounces per month at $801 per ounce.

Current and Deferred Income Taxes
The net deferred income tax liability decreased from $138.0 million on December 31, 2011 to $122.8 million on March 31, 2012. The deferred tax liability decreased as a result of the recognition of investment tax credits, foreign exchange impact and additional recoveries in the period relating to foreign operation.

The current income tax liability decreased from $20.5 million on December 31, 2011 to $13.2 million on March 31, 2012.  The primary reason for this is payments being made with respect to the Mexican year-end tax liability as well as payment of U.S. withholding tax accrued at December 31, 2011.

LIQUIDITY AND CASH FLOW

As at March 31, 2012, the Company had cash and cash equivalents held by continuing operations of $235.7 million compared to $309.4 million at December 31, 2011. These balances exclude reclamation deposits for the Mesquite Mine, Cerro San Pedro Mine, and Blackwater Project of $9.1 million at March 31, 2012, which is included in Reclamation deposits and other assets on the balance sheet. The change in cash in the quarter ended March 31, 2012 was attributed to the following key items:

•     Strong cash flows from gold sales at the Company’s Mesquite, Peak Gold Mines and Cerro San Pedro operating mines which benefited from prevailing average market gold and silver prices of $1,689 and $32.62 per ounce, respectively, during the quarter; offset by

•     Project spending at the New Afton Project for the quarter ended March 31, 2012 of $74.4 million, excluding interest.

The Company’s cash and cash equivalents are either held in cash or invested in highly liquid, low risk, interest-bearing investments with maturities of 90 days or less from the original date of investment. The surplus corporate funds are only invested with approved government or bank counterparties.

As at March 31, 2012, the Company had working capital of $144.4 million. In the opinion of management, the working capital at March 31, 2012, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. However, taking into consideration volatile equity markets, global uncertainty in the capital markets and cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining or increasing production levels at its current operations. Based on our current cash balance and expected incremental cash flow, it is expected that the Company’s existing cash will be sufficient to fully fund the construction of the New Afton, El Morro and Blackwater Projects. However, this could change if any further acquisitions or external growth opportunities are realized.

During the quarter ended March 31, 2012, the Company had positive net cash generated from continuing operations of $36.7 million and invested a total of $116.1 million in mining interests, including $1.6 million at the Mesquite Mine, $2.9 million at the Cerro San Pedro Mine, $9.2 million at Peak Gold Mines, $74.4 million at the New Afton Project, $27.6 million at the Blackwater Project and the remainder on other projects.

Liquidity and Capital Resources Outlook
The Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper. Copper will become increasingly important when the New Afton and El Morro Projects are completed, which is expected in 2012 for New Afton and 2017 for El Morro. In addition to these internal growth opportunities, the Company has other prospective properties which include, but are not limited to, the Cerro San Pedro Mine Sulphides and Rio Figueroa in Chile. Internal growth will focus on the New Afton, El Morro and Blackwater Projects; however, there are other potential development properties that may become high priorities as further exploration and assessment is completed. In order to supplement this internal growth, the Company may consider expansion opportunities through mergers and acquisitions.

Based on the Company’s current cash balance it is expected that existing cash will be sufficient to fully fund the construction of the New Afton Project. In addition, New Gold is not required to fund any of the development capital for the El Morro Project, as under the agreement with Goldcorp the Company’s 30% share is fully funded and both principal and interest will be repaid solely from future cash generated from New Gold’s share of the El Morro Project’s distributable cash flows. As at March 31, 2012 the interest rate on New Gold’s share of the capital funded by Goldcorp has been locked in at 4.58% as per the Company’s funding agreement with Goldcorp.

At the end of the quarter, the Company had a significant cash and cash equivalents balance of $235.7 million. Management believes the Company will not need external financing to complete its major development projects and will continue to seek opportunities to effectively utilize its cash funds.

Subsequent to the end of the first quarter, on April 5, 2012, the Company closed an offering of senior notes in the U.S. high yield debt market. These notes incur interest at 7.00% annually and are repayable in 2020. Approximately $203 million of the proceeds will be used for the redemption of the existing senior secured notes, which will take place on May 7, 2012. The Company expects it will not need external financing to repay its remaining debt in 2014 and 2020 and the El Morro carried funding loan with Goldcorp will be repaid directly out of the Company’s share of cash flows from El Morro. These statements are based on the current financial position of the Company and prevailing strength of commodity prices and are subject to change if any acquisitions or external growth opportunities are realized.

COMMITMENTS

The Company has entered into a number of contractual commitments related to capital requirements for the New Afton Project. At March 31, 2012, these commitments totalled $119.2 million and are expected to be paid over the next 12 months.

In addition to the above, the Company has entered into a number of contractual commitments at its operating mines. At March 31, 2012, these commitments totalled $59.3 million and are expected to be paid over the next 12 months.

CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

El Morro
On January 13, 2010, the Company received a Statement of Claim filed by Barrick Gold Corporation in the Ontario Superior Course of Justice, against the Company, Goldcorp Inc. and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata Copper Chile S.A. and its affiliated subsidiaries as defendants. The claim relates to the Company’s wholly owned subsidiary, Datawave Sciences Inc.’s, exercise of its right of first refusal with respect to the El Morro Project. The trial commenced in June 2011 and closing arguments are now complete, with a decision expected by the end of the second quarter of 2012. New Gold believes the claim is without merit and no amounts have been accrued for any potential loss under this claim. No amounts have been accrued for any potential loss under this claim.

The Chilean Environmental Permitting Authority ("Servicio de Evaluación Ambiental" or "SEA") approved the El Morro Project’s environmental permit in March 2011.  A constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit.  Sociedad Contractual Mineral El Morro (“ El Morro”), the Chilean company jointly held by New Gold and Goldcorp and which owns and operates the El Morro Project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit.  In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the indigenous people that form the CAHA.  SEA and El Morro appealed the ruling, however the ruling was confirmed by the Supreme Court of Chile on April 27, 2012.  Based on the Supreme Court’s announcement, El Morro immediately suspended all project field work being executed under the terms of the environmental permit.  Activities not subject to the environmental permit, including detailed engineering, design work and architectural planning continue. Goldcorp, the project developer and operator, is working closely with the SEA to address any perceived deficiencies regarding the consultation or compensation of indigenous people in respect of the environmental permit.

Cerro San Pedro Mine
The Cerro San Pedro Mine has a history of ongoing legal challenges related primarily to a land use dispute regarding previous EISs.

On August 5, 2011 a new EIS was granted for the Cerro San Pedro Mine. The 2011 EIS contains a number of conditions with which the Company must comply and the work to fulfill these conditions is in progress. MSX’s land usage permit and its other operating permits remain in effect.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation of the Cerro San Pedro Mine.

CONTRACTUAL OBLIGATIONS

The following is a summary of the Company’s payments due under contractual obligations:

CONTRACTUAL OBLIGATIONS

					Payments due by period
(in thousands of U.S. dollars)	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
Long-term debt	-	55,050	-	187,168	242,218
Interest payable on long-term debt	21,469	41,536	37,434	9,358	109,797
Operating leases and other commitments	189,717	14,702	14,612	15,604	234,635
Asset retirement obligations	10,851	2,019	1,499	62,517	76,886
Total contractual obligations	222,037	113,307	53,545	274,647	663,536

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of senior secured notes and subordinated convertible debentures. The Notes, which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum. At March 31, 2012, the face value of the Notes totalled $187.2 million (C$187.0 million) with remaining interest payable totaling $102.9 million (Cdn$102.9million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Once the New Afton Project is in commercial production, the Company is obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the noteholders. The Company also has the option to prepay the Notes at a price ranging from 120% to 100% of face value (decreasing rates based on the length of time the Notes are outstanding). These Notes are secured on the New Afton Project assets and do not have recourse to other assets of New Gold.

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014. At March 31, 2012, the aggregate principal of the subordinated convertible debentures was $55.1 million (C$55.0 million) with remaining interest payable totaling $6.9 million (Cdn$6.8 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

RELATED PARTY TRANSACTIONS

The Company did not enter into any related party transactions during the quarter ended March 31, 2012.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SUBSEQUENT EVENTS

•     On April 5, 2012, the Company issued $300.0 million of senior notes. The notes mature on April 15, 2020 and incur interest at 7.0% payable semi-annually. Approximately $203.0 million will be used to redeem the Company’s existing 10% senior secured notes, which will take place on May 7, 2012. The remaining funds will be used for general corporate purposes and the payment of transaction costs estimated to be $7.0 million.

•     On April 3, 2012, the Company’s Series B share purchase warrants expired unexercised.

•     On April 30, 2012, the Company announced the Chilean Supreme Court decision with respect to the El Morro Project. Refer to Note 17 (b) for more information.

OUTSTANDING SHARES

As at May 1, 2012, there were 461,788,215 common shares of the Company outstanding. The Company had 11,589,546 stock options outstanding under its share option plan, exercisable for 11,589,546 common shares. In addition, the Company had 102,094,645 common share purchase warrants outstanding exercisable for 35,664,146 common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs Per Gold Ounce
“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold. The calculation of total cash costs per ounce of gold for the Cerro San Pedro Mine and Peak Gold Mines is net of by-product silver and copper sales revenue, respectively.

Total cash costs are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

The 2010 comparative has been adjusted to be consistent with the 2012 and 2011 calculation methodology which capitalizes significant property, plant and equipment components as defined by IFRS.

TOTAL CASH COSTS PER OUNCE RECONCILIATION

	For the three months ended March 31
(in thousands of U.S. dollars, except per share amounts and where noted)	2012	2011
Operating expenses from continuing operations	72,341	70,716
Operating expenses from discontinued operations	-	-
Treatment and refining charges on concentrate sales	914	2,352
By-product copper and silver sales	(22,121)	(36,322)
Non-cash adjustments	(276)	(41)
Total cash costs	50,858	36,705
Ounces of gold sold	93,676	104,211
Total cash costs per ounce of gold sold	543	352

Adjusted Net Earnings and Adjusted Net Earnings Per Share
“Adjusted net earnings” and “adjusted net earnings per share” are financial measures with no standard meaning under IFRS which excludes the following from net earnings:

•     Impairment losses;

•     Fair value changes of embedded derivative in senior secured notes;

•     Gains (loss) on Fair Value Through Profit and Loss financial assets;

•     Ineffectiveness of hedging instruments;

•     Fair value changes of non-hedged derivatives such as share purchase warrants and the prepayment option on our convertible debt;

•     Fair value changes of asset backed commercial paper;

•     Gains (losses) on foreign exchange; and

•     Other non-recurring items.

Net earnings have been adjusted and tax affected for the group of costs in “Other gains (losses)” on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations. As the loss on the fair value change of non-hedged derivatives is only minimally tax affected in unadjusted net earnings from continuing operations, the reversal of tax on an adjusted basis is also minimal. The prior period tax is adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and FVTPL financial asset gains/losses. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of net earnings to adjusted net earnings is below.

ADJUSTED NET EARNINGS RECONCILIATION

		Three months ended March 31
(in thousands of U.S. dollars, except per share amounts and where noted)	2012	2011
Net earnings before taxes	51,824	44,818
Impairment of exploration assets	-	-
Fair value of embedded derivative in senior notes	3,733	2,454
Gain on FVTPL financial assets	-	(1,349)
Ineffectiveness on hedging instruments	214	1,827
Fair value change of non-hedged derivatives	4,878	24,355
(Gain) Loss on foreign exchange	1,501	(3,115)
Other	1,741	226
Adjusted net earnings before tax	63,891	69,216
Income tax expense	(18,293)	(20,099)
Tax adjustments	(1,374)	(1,220)
Adjusted tax	(19,667)	(21,319)
Adjusted net earnings	44,224	47,897
Adjusted EPS	0.10	0.12
Adjusted effective tax rate	31%	31%

Average Realized Price and Average Realized Margin
“Average realized price” and “average realized margin per ounce of gold sold” are financial measures with no standard meaning under IFRS. Management uses these measures to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price excludes from revenues unrealized gains and losses on non-hedge derivative contracts.

Average realized margin represents average realized price per ounce less total cash costs per ounce.

Average realized price and average realized margin are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

AVERAGE REALIZED PRICE AND AVERAGE REALIZED MARGIN RECONCILIATION

	Three months ended March 31
(in thousands of U.S. dollars, except where noted)	2012	2011
Revenues from gold sales	147,548	137,243
Ounces of gold sold	93,676	104,211
Average realized price per ounce of gold sold	1,575	1,317
Less: Cash costs per ounce of gold sold	543	352
Average realized margin per ounce of gold sold	1,032	965

Operating Margin
“Operating margin” is a financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period. Operating margin is calculated as revenues less operating expenses, and therefore does not include depreciation and depletion.

Operating margin is intended to provide additional information only and does not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

OPERATING MARGIN RECONCILIATION

	Three months ended March 31
(in thousands of U.S dollars)	2012	2011
Revenues	168,755	171,213
Less: Operating expenses	72,341	70,716
Operating margin	96,414	100,497

ENTERPRISE RISK MANAGEMENT

Readers of this MD&A should give careful consideration to the information included or incorporated by reference in this document and the Company’s unaudited consolidated financial statements and related notes. Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation. For details of risk factors, please refer to the 2011 year-end audited consolidated financial statements and our latest Annual Information Form, dated March 26, 2012 and filed on SEDAR at www.sedar.com.

GENERAL RISKS

Environmental Risk
The Company is and will be subject to environmental regulation in Australia, Mexico and the United States where it operates, as well as in Canada and Chile where it has development properties. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which the Company may operate or have development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or development properties. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure by the Company to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mining operations or its exploration or development of mineral properties and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

FINANCIAL RISK MANAGEMENT

The Company holds a mixture of financial instruments, which are classified and measured as follows. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2011.

					As at March 31, 2012
	Loans and	Designated		Financial
	receivables	as Fair value	Available	liabilities at
	at amortized	through	for sale at	amortized
(in thousands of U.S .dollars)	cost	profit/loss	fair value	cost	Total
Financial Assets
Cash and cash equivalents	235,677	-	-	-	235,677
Trade and other receivables	26,768	-	-	-	26,768
Investments	-	-	1,134	-	1,134
Prepayment option	-	15,400	-	-	15,400
Investments	-	-	-	-	-
Reclamation deposits	9,144	-	-	-	9,144
Financial Liabilities
Trade and other payables	-	-	-	117,107	117,107
Long-term debt	-	-	-	262,292	262,292
Gold contracts	-	148,559	-	-	148,559
Warrants	-	154,003	-	-	154,003
Conversion option	-	21,660	-	-	21,660
Share award units	-	3,684	-	-	3,684

					As at December 31, 2011
	Loans and		Designated	Financial
	receivables	as Fair value	Available	liabilities at
	at amortized	through	for sale at	amortized
(in thousands of U.S .dollars)	cost	profit/loss	fair value	cost	Total
Financial Assets
Cash and cash equivalents	309,406	-	-	-	309,406
Trade and other receivables	37,572	-	-	-	37,572
Investments	-	-	1,823	-	1,823
Prepayment option	-	18,797	-	-	18,797
Investments	-	-	-	-	-
Reclamation deposits	10,004	-	-	-	10,004
Financial Liabilities
Trade and other payables	-	-	-	100,437	100,437
Long-term debt	-	-	-	251,664	251,664
Gold contracts	-	141,591	-	-	141,591
Warrants	-	143,627	-	-	143,627
Conversion option	-	23,957	-	-	23,957
Share award units	-	5,334	-	-	5,334

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at March 31, 2012 is not considered to be high.

The Company’s maximum exposure to credit risk at March 31, 2012 and December 31, 2011 is as follows:

	March 31	December 31
(in thousands of U.S. dollars)	2012	2011
Cash and cash equivalents	235,677	309,406
Trade receivables	26,768	37,572
Reclamation deposits and other	14,562	14,912
Total financial instruments subject to credit risk	277,007	361,890

The aging of accounts receivable at March 31, 2012 and December 31, 2011 is as follows:

						March 31	December 31
	0-30	31-60	61-90	91-120	Over	2012	2011
(in thousands of U.S. dollars)	days	days	days	days	120 days	Total	Total
Mesquite Mine	780	20	-	-	-	800	360
Cerro San Pedro Mine	3,991	188	67	131	296	4,673	4,703
Peak Mine	4,540	1,396	-		138	6,074	5,600
New Afton	8,873	-	-	-	-	8,873	16,178
Blackwater	3,982	-	-	-	-	3,982	6,831
Corporate	2,366	-	-	-	-	2,366	3,900
Total trade receivables	24,532	1,604	67	131	434	26,768	37,572

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 19 of our audited consolidated financial statem ents for the year ended December 31, 2011.

The Company has a bonding and insurance program, primarily with Chartis, formerly American International Specialty Lines Insurance Company (“AIG Insurance”), in respect of the operations and closure liabilities of the Mesquite Mine. At March 31, 2012, the Company had $8.9 million in the account. In September 2008, AIG Insurance’s parent company, American International Group, Inc. (“AIG”), suffered a liquidity crisis following the downgrade of its credit rating. The United States Federal Reserve loaned money to AIG in order for the company to meet its obligations to post additional collateral to trading partners. As a result of Federal and State laws governing the operation of AIG Insurance and segregation of funds, it is not believed that the Company’s funds are at risk. During 2009, AIG worked through its restructuring under the supervision of the Federal Reserve Bank of New York and the U.S. Department of the Treasury. The U.S. Department of the Treasury has a majority stake in the equity of AIG, which owns Chartis. Chartis is advancing towards the goal of becoming an independent property-casualty and general insurance company, and in December 2010 announced that they had signed a definitive recapitalization agreement with the government of the U.S.

The Company sells all of its copper concentrate production to a customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows; however there are alternative customers in the market.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 19 of our audited consolidated financial statements for the year ended December 31, 2011.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated statements of financial position.

	Payments due by period				March 31	December 31
	Less than			After	2012	2011
(in thousands of U.S .dollars)	1 year	1-3 years	4-5 years	5 years	Total	Total
Trade and other payables	117,107	-	-	-	117,107	100,437
Long-term debt	-	-	55,050	187,168	242,218	237,959
Interest payable on long-term debt	21,469	41,536	37,434	9,358	109,797	107,867
Gold contracts	55,909	92,650	-	-	148,559	141,591
Total contractual debt commitments	194,485	134,186	92,484	196,526	617,681	587,854

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

Currency Risk
The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

i. Transaction exposure
The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

ii. Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

				As at March 31, 2012
(in thousands of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	78,569	9,159	280	31
Trade and other receivables	34,478	1,382	4,675
Prepayment option	15,400	-	-	-
Trade and other payables	(57,768)	(17,809)	(17,114)	-
Reclamation and closure cost obligations	(8,874)	(15,997)	(15,820)	-
Warrants	(153,406)	-	-	-
Conversion option on convertible debt	(21,660)	-	-	-
Share award units	(3,684)	-	-	-
Long-term debt	(226,633)	-	-	-
Gross balance exposure	(343,578)	(23,265)	(27,979)	31

				As at December 31, 2011
(in thousands of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	75,342	20,794	2,349	8
Trade and other receivables	26,957	1,226	4,675	-
Prepayment option	18,797	-	-	-
Trade and other payables	(46,482)	(22,306)	(33,862)	-
Reclamation and closure cost obligations	(8,634)	(17,080)	(15,820)	-
Warrants	(143,627)	-	-	-
Conversion option on convertible debt	(23,957)	-	-	-
Share award units	(5,334)	-	-	-
Long-term debt	(221,483)	-	-	-
Gross balance exposure	(328,421)	(17,366)	(42,658)	8

iii. Translation exposure
The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. Some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

	March 31	December 31
(in thousands of U.S. dollars)	2012	2011
Canadian dollar	(34,358)	(32,842)
Australian dollar	(2,327)	(1,737)
Mexican peso	(2,798)	(4,266)
Chilean peso	3	1
Total translation risk exposure	(39,480)	(38,844)

Interest Rate Risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed; therefore, there is no exposure to changes in market interest rates. The revolving credit facility interest is variable; however the facility is undrawn as at March 31, 2012.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short-term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $3.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk. Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

Price Risk
The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely and are affected by numerous factors beyond our control, including:

•     the strength of the U.S. economy and the economies of other industrialized and developing nations;

•     global or regional political or economic crises;

•     the relative strength of the U.S. dollar and other currencies;

•     expectations with respect to the rate of inflation;

•     interest rates;

•     purchases and sales of gold by central banks and other holders;

•     demand for jewelry containing gold; and

•     investment activity, including speculation, in gold as a commodity.

The Company acquired gold contracts which mitigate the effects of price changes. The Company designated these contracts as an accounting cash flow hedge effective July 1, 2009 as described in Note 11 (a) of the notes to the interim condensed consolidated financial statements. At March 31, 2012 the Company had remaining gold forward sales contracts for 181,500 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 33 months.

During the quarter, the Company’s revenues and cash flows were impacted by copper prices in the range of $3.39 to $3.93 per pound. There is a time lag between the shipment of copper and final pricing and changes in copper pricing can significantly impact the Company’s revenue and working capital position. As at March 31, 2012, working capital includes unpriced copper concentrate receivables totalling 1.8 million pounds. A $0.10 change in the copper price would have an impact of $0.2 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. The Company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit award prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

				Three months ended March 31
	2012	2012	2011	2011
(in thousands of U.S. dollars)	Net earnings	Other Comprehensive Income	Net earnings	Other Comprehensive Income
Gold price	62,368	28,000	13,725	29,796
Silver price	6,340	-	1,911	-
Copper price	6,566	-	1,636	-
Fuel price	1,169	-	1,201	-
Warrants	15,400	-	14,586	-
Conversion option on convertible debt	2,166	-	5,607	-
Share award units	371	-	634	-
Total price risk exposure	94,380	28,000	39,300	29,796

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is a full discussion and description of the Company’s critical accounting policies in the audited condensed consolidated financial statements for the year ended December 31, 2011. These significant accounting policies have been consistently applied in the preparation of the accompanying unaudited condensed consolidated interim financial statements for the three month period ended March 31, 2012, except for recent accounting pronouncements as noted in Note 2 (b).

For a discussion of recent accounting pronouncements please refer to Note 2 of the accompanying unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2012.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•     Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•     Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•     Provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believes that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at March 31, 2012. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as at March 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s internal control over financial reporting as at December 31, 2011 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2011. Deloitte & Touche LLP as stated in their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2011, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

CHANGES IN INTERAL CONTROL OVER FINANCIAL REPORTING
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this MD&A.

CAUTIONARY NOTES

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in accordance with National Instrument 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this document, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the businesses acquired in various transactions will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates; the lack of certainty with respect to the Mexican, Chilean and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the Company is or may become a party to, including the third-party claim related to the El Morro transaction with respect to New Gold’s exercise of its right of first refusal on the El Morro copper-gold Project in Chile and its partnership with Goldcorp Inc.; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this document are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

The scientific and technical information contained in this MD&A has been approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and an employee of New Gold.